

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Via E-mail
Thomas Hennigan
Chief Executive, Financial and Accounting Officer
REIA Investments, LLC
18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258

> **Re:** **REIA Investments, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed August 13, 2013**
> **File No. 024-10341**

Dear Mr. Hennigan:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 7

1. We note your response to comment 9. Please include an early risk factor that clarifies that your preferred units only receive preference as it relates to the investment made by your Manager, which is nominal compared to your maximum aggregate offering price.

Capitalization, page 34

2. Please explain why your retained deficit as of 6/30/13 does not agree to the cumulative loss since inception as presented on your statements of operations.

3. As previously requested, please revise the amount of Retained Earnings/(Deficit) to be outstanding after the offering to agree to the amount outstanding as of the latest balance sheet date or tell us why you believe the amount of Retained Earnings/(Deficit) will change as a result of the offering.

Plan of Distribution, page 38

4.   We note your response to comment 8. Please note the application of Rules 253(e) and 257 of Regulation A to your offering.

Transactions with Related Persons, page 41

5.   We note that your manager has contributed an additional $20,000 since your prior amendment for a total contribution of $50,000. However, your disclosure on page 42 still indicates that your manager intends to contribute up to $20,000 more as a capital contribution. Please clarify to us whether your manager intends to contribute an additional $20,000 for a total of $70,000.

Cash Distributions, page 45

6.   We note your response to comment 10 that until all preferred members receive their "full distribution," no other distributions will be made. In the example where a pro rata distribution is made, please clarify if the shortfall will carry forward to the following periods and accumulate.

Accounting and Reports, page 47

7.   We note your response to comment 11 that you do not intend on disclosing the capital account balances of other members. Please clarify if you will disclose to each member their own capital account balance in the reports provided to them.

Withdrawal from Fund, page 48

8.   We reissue comment 12. You disclose that the capital account amount is the "amount… paid in cash… less any withdrawals." Please revise to reconcile this with your disclosure that the capital account is adjusted for income/losses and distributions.

9.   We reissue comment 13. Please disclose the time frame your manager is required to act on a withdrawal request.

Balance Sheets, page F-7

10.   Please revise to include your balance sheet as of June 30, 2013.

Statement of Changes in Net Assets Attributable to the Member, page F-9

11.   Please revise to include your statement of changes in net assets as of June 30, 2013.

Statements of Changes in Net Assets Attributable to the Member, page F-9

12.   Please tell us why cumulative net loss since inception ($25,124) does not agree to the cumulative net loss of ($26,488) as presented on the statements of operations.

Exhibits

13.   Your response to prior comment 15 indicates that you have filed an updated consent from your auditor. However, such consent is not included with your filing. Please obtain and file with your next amendment an updated consent from your auditor.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the offering statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel